FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February 2006

Commission File Number 001-32399

BANRO CORPORATION
(Translation of registrant’s name into English)

1 First Canadian Place 100 King Street West, Suite 7070 Toronto, Ontario, M5X 1E3
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANRO CORPORATION

Date: February 1, 2006	/s/ Donat Madilo Donat Madilo Treasurer

Banro Corporation

PRESS RELEASE

BANRO EXTENDS GOLD MINERALIZATION AT LUGUSHWA and
COMMENCES 5,000 METRE DRILLING PROGRAM

Trench results include 25.6 metres grading 2.81 g/t Au, 16 metres at 2.45 g/t Au and 12 metres at 2.05 g/t Au

Toronto, Canada – February 1, 2006: Banro Corporation (“Banro” or the “Company”) (AMEX — “BAA”; TSX — “BAA”) is pleased to announce further exploration results from the Company’s wholly-owned Lugushwa project, located on the Twangiza-Namoya gold belt in the Democratic Republic of the Congo (the “DRC”).

Trench results received from the Carriere A prospect at Lugushwa include 25.6 metres averaging 2.81 g/t Au in trench CAT3, 16 metres at 2.45 g/t Au from trench CAT2 and 12 metres grading 2.05 g/t Au from trench CAT4. Soil geochemistry and trenching has now extended the mineralised zone for a total of 4,500 metres.

The significant new Lugushwa trench results received are summarised in the table below. A locality plan is found accompanying this press release on the Company’s website, at http://www.banro.com/i/pdf/2006-02-01_NRM.pdf.

TRENCH RESULTS

PROSPECT	TRENCH NO.	FROM (metres)	TO (metres)	LENGTH (metres)	GRADE (g/t)

Carriere A	CAT1	65.0	74.0	9.0	0.82

		113.5	119.0	5.5	2.62

	CAT 2	36.0	51.0	16.0	2.45

	CAT 3	21.4	47.0	25.6	2.81

	CAT 4	38.0	50.0	12.0	2.05

The geological setting of the mineralization at Carriere A consists of chloritic schists with minor intercalation of quartzites and graphitic schists. Mineralized quartz veins occur as a network of interlocking conjugate sets with trends oriented from NE-SW and E-W to ESE-WNW with steep dips towards the SW and NW, and moderate dips towards the north respectively.

A total of 447.3 metres of trenching was carried out in Carriere A with the collection of 464 channel samples for analysis.

The soil anomaly to the south of the G20/21 prospect has been further extended by an additional 1,280 metres (Carriere A prospect). A total of 648 soil samples were collected to extend the open ended soil anomaly to the southwest. Soil geochemical results received to date from Lugushwa highlight a prominent 2,000 metres long anomaly (>100ppb) from the Carriere A to the south of G20/21. The soil anomaly then turns northwards for a further 1,200 metres to the G20/21 and D18/19 prospects and then trends northeast for a further 1,300 metres to include the Kimbangu prospect (see the locality plan referred to above). The Carriere A soil anomaly represents a new grassroots discovery and is not associated with any previous mining activity. The mineralized trend identified from the soil geochemistry and trenching now totals 4,500 metres and remains open to the southwest.

The above trench sampling was undertaken at approximately one metre intervals along the trenches and the assay composites are uncut. Soil sampling was undertaken at 40 metres along lines 160 metres apart. Soil and trench samples were prepared at the Company’s sample preparation facility in Bukavu, DRC. Soil samples were dried and sieved while the trench samples were dried, crushed down to minus 2mm and split with half the sample then being pulverised down to minus 75 microns. A portion of the sieved and pulverised samples were then shipped to the ALS Chemex Laboratory (which is independent of the Company) in Johannesburg, South Africa where the samples were analysed for gold by fire assay using a 50 g sample. As part of the Company’s QA/QC procedures, internationally recognised standards, duplicates and blanks were inserted into the sample batches. In addition, sample pulps with known grades from the ALS Chemex Laboratory in Johannesburg were also submitted to other third party laboratories for quality control purposes.

Trenching, geological mapping and geochemical sampling are continuing at the Lugushwa prospects to fully outline the mineralized trends. In addition, a core rig has now commenced drilling at the G20/21 prospect as part of an initial 5,000 metre drilling program.

A previous study by independent geological consultants Steffen, Robertson and Kirsten (UK) Ltd. (“SRK”) on historic data at Lugushwa outlined an Inferred Mineral Resource of 37,000,000 tonnes grading 2.3 g/t Au, equivalent to 2,735,000 ounces of gold. Reference is made to SRK’s technical report dated February 2005 entitled “NI 43-101 Technical Report Resource Estimation and Exploration Potential at the Kamituga, Lugushwa and Namoya Concessions, Democratic Republic of Congo”, a copy of which can be obtained from SEDAR at www.sedar.com and from the Company’s website at www.banro.com.

Commenting on these new results at Lugushwa, Peter Cowley, President and C.E.O. of the Company, said: “These trench and soil results continue to further extend the mineralized trend at Lugushwa by discovering new grassroots prospects such as Kimbangu and Carriere A. To date, we have delineated a 4,500 metre long mineralized trend, which remains open to the southwest. The drilling program which has now started will target this significant mineralised trend.”

Banro is a Canadian-based gold exploration company focused on the development of four major, wholly-owned gold projects along the 210 kilometre-long Twangiza-Namoya gold belt in the South Kivu and Maniema provinces of the DRC. Led by a proven management team with extensive gold and African experience, Banro’s strategy is to unlock shareholder value by increasing and developing its significant gold assets in a socially and environmentally responsible manner.

Qualified Person
The exploration results disclosed by this press release have been reviewed, verified (including sampling, analytical and test data) and compiled by the Company’s geological staff based in Bukavu, DRC under the supervision of Michael Skead (Aus.I.M.M), the Company’s Vice President of Exploration, who is a “qualified person” (as such term is defined in National Instrument 43-101).

Cautionary Note to U.S. Investors: The United States Securities and Exchange Commission (the “SEC”) permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. Certain terms are used in this press release, such as “inferred” “resources”, that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure in the Company’s Form 40-F Registration Statement, File No. 001-32399, which may be secured from the Company, or from the SEC’s website at http://www.sec.gov/edgar.shtml.

Forward-Looking Statements: This press release contains forward-looking statements that are based on the Company’s current expectations and estimates. Forward-looking statements are frequently characterized by words such as “plan,” “expect,” “project,” “intend,” “believe,” “anticipate”, “estimate” and other similar words or statements that certain events or conditions “may” or “will” occur, and include without limitation, statements regarding potential mineralization and resources, exploration results and future plans and objectives of the Company. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause actual events or results to differ materially from estimated or anticipated events or results implied or expressed in such forward-looking statements. Factors that could cause such differences include changes in world gold markets and equity markets, political developments in the DRC, changes to regulations affecting the Company’s activities, uncertainties relating to the availability and costs of financing needed in the future, the uncertainties involved in interpreting drilling results and other ecological data and the other risks involved in the gold exploration and development industry. Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement, whether as a result of new information, future events or results or otherwise. Forward-looking statements are not guarantees of future performance and accordingly undue reliance should not be put on such statements due to the inherent uncertainty therein.

For further information, please visit our website at www.banro.com, or contact: Peter Cowley, President and C.E.O., United Kingdom, Tel: (44) 790-454-0856; Arnold T. Kondrat, Executive Vice-President, Toronto, Ontario, or Martin Jones, Vice-President, Corporate Development, Toronto, Ontario, Tel: (416) 366-2221 or 1-800-714-7938.